December 8, 2005


By facsimile to (212) 698-3599 and U.S. Mail


Mr. John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

Re:	H&E Equipment Services, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed November 25, 2005
File No. 333-128996

Dear Mr. Engquist:

      We reviewed the filing and have the comments below.

Summary Historical and Pro Forma Financial Data, page 9

1. We reviewed your response to prior comment 5. Expand or modify your discussion of the limitations of your EBITDA and Adjusted EBITDA here and elsewhere to address more fully the limitations of these non-GAAP measures. For example, your disclosures should address these items:

* Your non-GAAP performance measure does not include interest expense. Because you have substantial indebtedness, interest expense is a necessary element of your costs and ability to generate revenue.
Thus, any measure that excludes interest expense has material limitations.

* Your non-GAAP performance measure does not include taxes.
Because
the payment of taxes is a necessary element of your operations, any measure that excludes tax expense has material limitations.

* Your non-GAAP performance measure does not include depreciation. Because a substantial amount of your revenues is derived from the capital assets that you own and use, depreciation is a necessary element of your costs and ability to generate revenue. Thus, any measure that excludes depreciation has material limitations.

* Address specifically the other items not included in your non-
GAAP
performance measure of Adjusted EBITDA. Address why the elimination of these items results in a performance measure that has material limitations.

2. We continue to believe that if you do not use EBITDA and Adjusted
EBITDA as a liquidity or cash flow measure, you should not address these uses and their related limitations in disclosures related to your use of the EBITDA and Adjusted EBITDA as performance measures.
As requested previously, please remove the disclosures.

Risk Factors, page 12

3. Refer to prior comment 7. As noted previously, H&E Equipment Services must disclose all risks that it believes are material. As requested previously, delete the sentence in this section`s first paragraph that reads "Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and operating results."

Forward-Looking Statements, page 23

4. Since the offering is an initial public offering, H&E Equipment Services is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(2)(D) of the Securities Act. To avoid confusion on the applicability of the Private Litigation Reform
Act of 1995, H&E Equipment Services should delete the phrase "within the meaning of the federal securities laws" in this section`s first sentence. Alternatively, H&E Equipment Services should explain that it is ineligible to rely on the safe harbor.

Unaudited Pro Forma Consolidated Financial Data, page 29

5. As requested previously in prior comment 14, expand your disclosure to quantify the ownership interests in Eagle held by Messrs. Gary W. Bagley and Kenneth R. Sharp, Jr.


Note (2) to the Unaudited Pro Forma Condensed Combined Balance
Sheet,
page 30 and Note (15) to the Unaudited Pro Forma Condensed
Combined
Statements of Operations, page 34

6. We read your response to prior comment 19 and note that you will acquire 100% of the stock of Eagle Inc. and 100% of the equity interests of Eagle LLC. Provide clarifying disclosures in the head note to the pro forma financial statements and throughout your document to address the fact that the acquisition of Eagle represents the acquisition of 100% of the stock of Eagle Inc and the 50% of equity interests of Eagle LLC not currently owned by Eagle Inc. Clarify from whom you will acquire the 50% of equity interests and the related purchase price. Address any difference in the purchase price that you will pay for the 100% of the stock of Eagle Inc. and the 50% of equity interests of Eagle LLC. We assume that since Eagle
Inc.`s sole business operation is conducted through its 50% ownership interest in Eagle LLC, the purchase price for these two investments would be similar.

7. Your response to prior comment 20 indicates that the primary factor giving rise to the goodwill is the premium that you are willing to pay to expand your operations into the geographical territories currently served by Eagle. We assume that when your purchase price allocation is finalized, it will take into consideration any identifiable intangibles such as customer-related and marketing-related intangible assets. To the extent that you believe you may be required to record those identifiable intangibles, provide a sensitivity analysis to address the effect that amortization of those assets would have on your pro forma results of operations.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 40

8. Based on disclosure in the current report on Form 8-K dated November 23, 2005 and filed November 29, 2005 that H&E Equipment Services has decided not to pursue any additional appeals and entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit, revise the disclosure in the sixth paragraph on page 59 and elsewhere.

Liquidity and Capital Resources, page 56

9. You indicate that an increase in accounts payable of $30.6 million that was primarily related to equipment purchases positively impacted your cash flows from operations for the nine months ended September
30, 2005. Tell us why you have recorded payables related to equipment purchases within cash flows from operations or revise your statement of cash flows as necessary. Refer to paragraph 17(c) and footnote 6 of SFAS 95.

Principal Stockholders, page 84

10. Refer to prior comment 32. As requested previously, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each of the BRS entities. Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, all persons who, directly or indirectly, have or share voting or investment control should be identified.

Where You Can Find More Information, page 109

11. Refer to prior comment 42. We note that you elected not to delete the language that statements contained in the prospectus about the contents of any agreement or other document "are not necessarily complete" and are "qualified in all respects." We will not object to language recommending that investors read the copies of the agreements filed as exhibits for additional information. However, information that is contained in a prospectus under the Securities Act should not be "qualified" by reference to information outside the prospectus. Rule 411(a) of Regulation C under the Securities Act would permit this treatment only where incorporation by reference is also permitted. Thus, as requested previously, disclose that all material provisions of the agreement or other document are discussed in the prospectus.

Note 14.  Commitments and Contingencies, Legal Matters, page F-27

12. We note your disclosure that the Court of Appeals of North Carolina denied your appeal on October 18, 2005. The date of this event is after the dates of your report of independent registered public accounting firm. Please request that the firm appropriately date its report. Alternatively, you should revise to label this information as unaudited.

Note 2.  Restructuring, Debt Resolution Agreement, page F-71 and
Note
4.  Revolving Note Payable, page F-73

13. Your responses to prior comments 48 and 49 indicate that the disclosures in Note 2 have been revised. However, we do not see where you have provided revisions. Please do so. Also expand your disclosures to clarify why the $3,813,127 which represents the difference between the fair value of the 50% ownership interest of Eagle LLC and the amount transferred to minority interest is appropriately credited to retained earnings.

Note 14.  Prior Period Adjustments, page F-80

14. We note your response to prior comment 51. It is unclear to us why the adjustments that you have made to the June 30, 2004 income statement have not been reflected as adjustments to your June 30, 2003 income statement. It appears that you have inappropriately reflected these adjustments as adjustments to your June 30, 2003 ending retained earnings. Refer to APB 20, and revise these financial statements.

Exhibit 10.1

15. Refer to prior comment 53. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibits
1.6B(a), 6.6(d)(iii)(A), 6.6(d)(iii)(B) and the schedules to the exhibit, we reissue the comment file all of the exhibit`s attachments.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, H&E Equipment Services may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments.
If
H&E Equipment Services thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since H&E Equipment Services and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If H&E Equipment Services requests acceleration of the registration statement`s effectiveness, H&E Equipment Services should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve H&E Equipment Services from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* H&E Equipment Services may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that H&E Equipment Services provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Bonnie A. Barsamian, Esq.
	Dechert LLP
	30 Rockefeller Plaza, 23rd Floor
	New York, NY 10112

	Kirk A. Davenport, Esq.
	Dennis Lamont, Esq.
	Latham & Watkins LLP
	885 Third Avenue, Suite 1000
	New York, NY 10022



Mr. John M. Engquist
December 8, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE